SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of June, 2018

Commission File Number: 001-37668

FERROGLOBE PLC
(Name of Registrant)

2nd Floor West Wing, Lansdowne House
57 Berkeley Square
London, W1J 6ER
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K consists of the following materials, which appear immediately following this page:

• Press release dated June 25, 2018

FERROGLOBE APPOINTS PHILLIP MURNANE CHIEF FINANCIAL OFFICER

LONDON, June 25, 2018 (GLOBE NEWSWIRE) – Ferroglobe PLC (NASDAQ: GSM) ("Ferroglobe" or the "Company"), the world's leading producer of silicon metal, and a leading silicon- and manganese-based specialty alloys producer, is pleased to announce that it has appointed Phillip Murnane Chief Financial Officer ("CFO"), effective July 9, 2018.

Mr. Murnane succeeds Joe Ragan, who has chosen to step down from his position to pursue other personal and professional interests with a view to being closer to his family in the United States. Mr. Ragan has agreed with the Company that he will remain engaged and working with management until the end of 2018 to provide for a seamless transition in leadership and responsibilities.

Javier Lopez Madrid, Ferroglobe's Executive Chairman, commented, "Phil brings a unique combination of financial expertise and profound operational leadership to Ferroglobe, and we are thrilled to have him join our senior management team. His finance and risk management acumen, particularly in metals and mining, combined with his proven track record of delivering corporate initiatives on a global scale, will be critical in supporting our growth and increasing shareholder value over the long-term."

Pedro Larrea, Ferroglobe's Chief Executive Officer, said, "Joe has been an integral part of Ferroglobe for the past five years, leading its successful integration, strengthening the balance sheet, and positioning the Company with a healthy financial structure for continued growth. We thank him for his dedication and support, and wish him the very best in his future endeavors."

Mr. Ragan added, "I am very proud of what we have accomplished during my time at Ferroglobe – building the Company into a world class speciality metal business. While choosing to leave was a difficult decision, I depart confidently knowing that Phil is the ideal individual to take on the role of CFO and help the Company achieve its long-term financial and strategic goals."

Mr. Murnane brings to Ferroglobe over 15 years of experience in senior financial and operational leadership positions across the commodities sector, including management roles within the Noble Group, Glencore and Centrica. Most recently, he was at Noble Group Limited, where latterly he held a dual role as Chief Operating Officer of the Americas and EMEA and of Global Energy. Prior to Noble Group, he served as Finance Director at Glencore International.  Previously, he worked with Centrica plc in their upstream assets and midstream trading business. Mr. Murnane began his career working in the Enterprise Risk Services group at Deloitte. He holds a Bachelor of Commerce and a Bachelor of Economics from Australian National University and is a Member of the Institute of Chartered Accountants of Australia.

About Ferroglobe
Ferroglobe PLC is one of the world's leading suppliers of silicon metal, silicon-based specialty alloys and ferroalloys serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. The company is based in London. For more information, visit http://investor.ferroglobe.com/.

Forward-Looking Statements
This release contains "forward-looking statements" within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the Company's future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as "anticipate", "believe", "could", "estimate", "expect", "forecast", "guidance", "intends", "likely", "may", "plan", "potential", "predicts", "seek", "will" and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information presently available to the Company and assumptions that we believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe's actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company's control.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statement which are made only as of the date of this press release.

INVESTOR CONTACTS:
Pedro Larrea Paguaga: +44 (0) 203 129 2261, +44 (0) 7553 989 394
Chief Executive Officer
Email: pedro.larrea@ferroglobe.com

Joe Ragan: + 1 917 209 8581, +44 (0) 7827 227 688
Chief Financial Officer
Email: jragan@ferroglobe.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2018

FERROGLOBE PLC

By:	Joseph Ragan
Name: Joseph Ragan
Title: Chief Financial Officer and Principal Accounting Officer (Principal Financial Officer)